SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2003.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-110332

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

Explanatory Note

This Form 11-K/A amends and restates the annual report on Form 11-K filed June 23, 2004, to revise the report of the independent registered public accounting firm to only make reference to their audits having been conducted in accordance with standards of the Public Accounting Oversight Board (United States). There were no other changes to the previously filed financial statements of Dominion Salaried Savings Plan as of and for the year ended December 31, 2003 and 2002.

DOMINION SALARIED SAVINGS PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2003 and 2002	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003	4

Notes to Financial Statements	5 - 11

Supplemental Schedules as of and for the Year Ended December 31, 2003:
Form 5500, Schedule H, Item 4(i): Schedule of Assets (Held at Year End)	12

Form 5500, Schedule H, Item 4(j): Schedule of Reportable Transactions	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Organization, Compensation, and Nominating Committee of the
Board of Directors of Dominion Resources, Inc.

We have audited the accompanying statements of net assets available for benefits of the Dominion Salaried Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 7, 2004

DOMINION SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2003	December 31, 2002
Assets:

Investments	$1,372,451,941	$ 1,129,695,651
Receivables	1,774,650	976,098
Cash	43,425	─
Total Assets	1,374,270,016	1,130,671,749

Liabilities:

Payables for Investments Purchased	1,885,952	572,791
Administrative Expenses Payable	327,031	14,576
Other	510,976	958,446
Total Liabilities	2,723,959	1,545,813

NET ASSETS AVAILABLE FOR BENEFITS	$1,371,546,057	$ 1,129,125,936

The accompanying notes are an integral part of the financial statements.

DOMINION SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

Additions:
Investment Income:
Dividends	$ 21,126,678
Interest	1,243,557
Net Appreciation in Fair Value of Investments	180,038,829
Income from Master Trust	22,212,242

Total Investment Income	224,621,306

Contributions:
Participants	59,052,867
Participating Companies	19,428,908

Total Contributions	78,481,775

Total Additions	303,103,081

Deductions:
Benefits Paid to Participants	61,195,449
Administrative Expenses	1,153,807

Total Deductions	62,349,256

NET INCREASE IN NET ASSETS BEFORE TRANSFER	240,753,825

NET TRANSFER OF PARTICIPANTS' ASSETS TO THE PLAN FROM OTHER PLANS	1,666,296

NET INCREASE	242,420,121

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	1,129,125,936

End of Year	$ 1,371,546,057

The accompanying notes are an integral part of the financial statements.

DOMINION SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENT

1. DESCRIPTION OF PLAN

The following description of the Dominion Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan covering all salaried employees of the Participating Companies (see Note 1d) who are age 18 or older. Dominion Resources, Inc. (Dominion) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Mellon Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. CONTRIBUTIONS - A maximum of 50% of the participant's eligible earnings and 35% of highly compensated employee's eligible earnings can be invested in the Plan. Of the 35%, up to 15% can be invested on a tax-deferred basis for highly compensated employees. Participating Companies contribute a matching amount equivalent to 50% of each participant's contributions, not to exceed 3% of the participant's eligible earnings, which is used to purchase Dominion common stock. For employees who have 20 or more years of service with Dominion or its subsidiaries, the Participating Companies' matching contribution is 66.7% of each participant's contributions, not to exceed 4% of participant's eligible earnings. Contributions are subject to certain Internal Revenue Code limitations.

c. PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Participating Companies' contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. PARTICIPANTS - Any subsidiary of Dominion may adopt the Plan for the benefit of its qualified salaried employees subject to approval of the Dominion Board of Directors.

e. VESTING - Participants become vested in their own contributions and the earnings on these amounts immediately, and in the Participating Companies' matching contributions and earnings after three years of service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Participating Companies' contributions.

f.   INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct employee contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds.

The Plan provides for employee contributions to be invested in the following:

Dominion Stock Fund

Interest in Master Trust:

Dresdner Large Cap Growth Fund (Dresdner Fund)

Certus Stable Value Fund (Certus Fund)

Common/Collective Trust:

Capital Guardian Balanced - Aggressive Growth

Capital Guardian Balanced - Conservative

Capital Guardian Balanced - Moderate

Large Cap Value Fund

Wilshire 4500 Index Fund

EB Mellon Total Return Fund

Mellon S&P 500 Index Daily Fund

Mutual Funds:

Real Estate Fund

Small Cap Value Fund

Small Cap Growth Fund

Euro Pacific Growth Fund

Company Contributions: Participating Companies matching contributions are automatically contributed into the Dominion Stock Fund. However, participants may transfer 100% of the value of their Company Match Account into another investment option at any time.

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

    50% of the vested account balance or

    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make repayments to the Plan on a bi-monthly basis. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. There were no amounts payable to participants at December 31, 2003 and 2002.

i. FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Stock Fund - The investments of the fund are stated at fair value based on the closing sales prices reported on the New York Stock Exchange on the last business day of the Plan year.

(2) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(3) Common/Collective Trusts - Investments in common/collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

(4) Investment in Certus Fund - The Certus Fund invests primarily in guaranteed investment contracts, which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

(5) Investment in Dresdner Fund - Investments in the Dresdner Fund are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

c. INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

f. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at December 31, 2003 and 2002, are investments in Dominion common stock amounting to $498 million and $449 million, respectively, whose value could be subject to change based upon market conditions.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2003	December 31, 2002

Dominion Common Stock *	$306,832,585	$271,848,106
Dominion Common Stock	190,901,181	177,604,415
Interest in Certus Fund	352,834,791	314,650,287
Small Cap Value Fund	75,249,260	--
Mellon S&P 500 Index Daily Fund	140,184,514	105,458,309

*Nonparticipant-directed

During 2003, the Plan's investments (including gains and losses on investments bought and sold) appreciated in value by $180 million as follows:

Investments at Fair Value:
Mutual Funds	$ 52,463,635
Dominion Common Stock	72,133,058

Investments at Estimated Fair Value:
Common/Collective Trust Funds	55,442,136

Total	$180,038,829

  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2003	December 31, 2002
Net Assets:

Investments:
Dominion Common Stock	$ 306,832,585	$ 271,848,106
Common/Collective Trusts	140,225	312,089
Total Investments	306,972,810	272,160,195

Receivables:
Interest	564	1,750
Securities Sold	1,093,311	48,329
Total Receivables	1,093,875	50,079

Total Assets	308,066,685	272,210,274

Liabilities:
Payables for Investments Purchased	1,162,596	230,297

NET ASSETS AVAILABLE FOR BENEFITS	$ 306,904,089	$ 271,979,977

Year Ended December 31, 2003
Changes in Net Assets:
Net Appreciation in Fair Value of Investments	$ 43,182,955
Dividend Income	12,245,099
Interest	4,946
Contributions	19,713,608
Benefits Paid to Participants	(11,012,928)
Administrative Expenses	(79,114)
Transfers to Participant-Directed Investments	(1,261,094)
Transfers of Participants' Assets to Other Plans	(27,869,360)

Net Increase in Net Assets	$ 34,924,112

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6. PLAN INTEREST IN THE DOMINION MASTER TRUST

The Plan's investment in the Certus Fund and the Dresdner Fund are held in a Master Trust which was established for the investment of assets for the Plan and other employees benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust.

Certus Fund - As of December 31, 2003 and 2002, the Plan's interest in the net assets of the Certus Fund was approximately 59% and 61%, respectively. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Certus Fund:

	December 31, 2003	December 31, 2002

Guaranteed Investment Contracts (contract value)	$555,629,940	$485,616,190
Short-term Investment Fund (estimated fair value)	20,417,672	26,508,803
Corporate Debt Instruments	5,115,332	─
Registered Investment Companies	10,462,036	─
Cash	19,051	794,889
Interest Receivable	2,080,126	5,711,632
Total	$593,724,157	$518,631,514

Investment income for the Certus Fund is as follows:

Year Ended December 31, 2003

Interest	$28,406,269
Net appreciation in fair value of investments	193,981
Less: Investment expenses	1,726,914
Total	$26,873,336

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at December 31, 2003 and 2002 was $613 million and $545 million, respectively. The average yield of assets on December 31, 2003 and 2002 was estimated at 4.90% and 5.77%, respectively. Average duration of investment contracts within the Certus Fund at December 31, 2003 and 2002 was 3.25 and 2.82 years, respectively. The crediting interest rates used to determine fair value for the contracts as of December 31, 2003 ranged from 2.74% to 7.32%.

Dresdner Fund - As of December 31, 2003 and 2002, the Plan's interest in the net assets of the Dresdner Fund was approximately 77% and 88%, respectively. Investment income and administrative expenses relating to the Dresdner Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Dresdner Fund Master Trust:

	December 31, 2003	December 31, 2002

Dresdner Fund	$ 48,084,699	$ 31,906,649
Total	$ 48,084,699	$ 31,906,649

Investment income for the Dresdner Fund is as follows:

Year Ended December 31, 2003

Interest	$ 30,702
Dividends	429,822
Net appreciation in fair value of investments	6,686,798
Total	$ 7,147,322

7. FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the Internal Revenue Code and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the Internal Revenue Code, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on December 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, Dominion believes that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

8. CHANGE OF PLAN YEAR

Effective December 31, 2002, the plan was changed to a calendar year plan.

DOMINION SALARIED SAVINGS PLAN

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2003
FORM 5500, SCHEDULE H, ITEM 4(i): SCHEDULE OF ASSETS (HELD AT YEAR END)

Description	Cost	Current Value

BSDT - Late Money Deposit Account	$ 43,425	$ 43,425

Dominion Resources, Inc. Common Stock*	367,599,027	497,733,766

Interest in Master Trust:
Dresdner Large Cap Growth Fund	24,449,440	36,871,415
Certus Stable Value Fund	294,303,344	352,834,791
	318,752,784	389,706,206

Common/Collective Trusts:
TBC Inc. Pooled Employee Fund - Daily Liquidity	442,808	442,808
Capital Guardian Balanced - Aggressive Growth	18,475,759	21,521,510
Capital Guardian Balanced - Conservative	5,604,172	6,350,209
Capital Guardian Balanced - Moderate	48,469,170	55,992,433
Large Cap Value Fund	15,532,902	16,473,863
Wilshire 4500 Index Fund	13,858,981	15,853,218
EB Mellon Total Return Fund	19,386,010	21,210,104
Mellon S&P 500 Index Daily Fund	122,732,014	140,184,514
	244,501,816	278,028,659

Mutual Funds:
Real Estate Fund	13,118,597	15,182,360
Small Cap Value Fund	59,318,153	75,249,260
Small Cap Growth Fund	55,713,614	61,652,322
Euro Pacific Growth Fund	32,286,199	35,275,841
	160,436,563	187,359,783

Loans to Participants	19,623,527	19,623,527

TOTAL ASSETS HELD FOR INVESTMENT	$ 1,110,957,142	$ 1,372,495,366

* Permitted party-in-interest

DOMINION SALARIED SAVINGS PLAN

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2003
FORM 5500, SCHEDULE H, ITEM 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions in Excess of Five Percent of Plan Assets

There are no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets

Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ Loss

1,018,029	Dominion Resources, Inc Common Stock*	$ -	$61,037,666	$ -	$ -	$ -
1,362,174	Dominion Resources, Inc Common Stock*	-	-	81,923,712	62,713,271	19,210,441
59,638,073	EB Temporary Investment Fund	-	59,638,073	-	-	-
59,950,587	EB Temporary Investment Fund	-	-	59,950,587	59,950,587	-

* A party-in-interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION SALARIED SAVINGS PLAN (name of plan)

Date: July 14, 2004	/s/ Anne M. Grier Anne M. Grier Chairman, Dominion Resources, Inc. Administrative Benefits Committee